HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799

TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

PETER WEINSTOCK DIRECT DIAL: 214 • 468 • 3395 EMAIL: pweinstock@hunton.com

October 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    David Lin

    Staff Attorney

    Office of Financial Services

Summit Financial Group, Inc.

Registration Statement on Form S-4

(Registration No. 333-213526)

Dear Mr. Lin:

As counsel to Summit Financial Group, Inc., a West Virginia corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (Registration No. 333-213526) (the “Registration Statement”), including certain exhibits thereto, together with the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 20, 2016, to Mr. H. Charles Maddy, III, President and Chief Executive Officer of the Company. Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on October 12, 2016. Such changes have been made in response to the Staff’s comments and to update certain information.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below in the responses of the Company to specific paragraphs, pages and captioned sections are to Amendment No. 2.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

Securities and Exchange Commission

October 25, 2016

The Merger Agreement

Representations and Warranties, page 69

1.	We note your response and revised disclosure as it relates to our comment 3. We note the continued presence of disclosure implying that the merger agreement does not constitute public disclosure, and therefore shareholders should not rely on it. In this regard, we continue to note the following statement: “The representations and warranties of each of Summit and First Century have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person.” We reissue our comment 3 and ask that you revise your disclosure to remove this implication.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 69 to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

Exhibit 8.1 – Opinion of Hunton & Williams LLP

Exhibit 8.2 – Opinion of Bowles Rice LLP

2.	To the extent that counsel intends to provide a long form opinion, then have each counsel revise its respective opinion to include all material tax consequences of the merger transaction. Otherwise, if the opinions are intended to be provided in short form, then please have counsel revise Exhibits 8.1 and 8.2 to state that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences of the Merger” is counsels’ respective opinion. Please make conforming revisions to the prospectus disclosure as necessary. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website. In addition, please revise your disclosure in the fourth paragraph on page 82 of the prospectus (stating that the parties “intend for” the merger to be treated as a transaction qualifying as a “reorganization” under Section 368(a) of the Code), to remove any implication that the tax consequences of the merger transaction are uncertain, and delete the related proviso from the next paragraph (i.e., “[p]rovided the merger qualifies as a ‘reorganization’ . . . .”).

Securities and Exchange Commission

October 25, 2016

Response:

In response to the Staff’s comment, each counsels’ respective opinion has been reissued and filed as Exhibits 8.1 and 8.2 to Amendment No. 2, which opinions state that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences of the Merger” is such counsels’ respective opinion. In addition, the Company respectfully advises the Staff that it has revised the disclosure on page 81 to state that the discussion in the “Material U.S. Federal Income Tax Consequences of the Merger” section is counsels’ opinion.

In addition, in response to the Staff’s comment, we have revised the disclosure on page 82 to: remove any implication that the tax consequences of the merger transaction are uncertain and delete the related proviso from the following paragraph.

3.	Please have each counsel revise its respective opinion to remove the assumption regarding qualification as a statutory merger under West Virginia law.

Response:

In response to the Staff’s comment, each counsels’ respective opinion has been reissued and filed as Exhibits 8.1 and 8.2 to Amendment No. 2, which opinions have removed the assumption regarding qualification as a statutory merger under West Virginia law.

* * * * *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the undersigned hereby acknowledges on behalf of the Company that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. Please direct any further questions or comments you may have regarding this filing to the undersigned at (214) 468-3395.

Securities and Exchange Commission

October 25, 2016

Very truly yours,

/s/ Peter G. Weinstock

Peter G. Weinstock

cc:	Ms. Jessica Livingston
Mr. H. Charles Maddy, III